UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

                 CBS CORPORATION

(Name of Issuer)

                        Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

                              124857103

(CUSIP Number)

                           December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124857103	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS NAI Entertainment Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 8,251,064
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 8,251,064

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,251,064
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1) The calculation of the foregoing percentage is based on a total of 37,598,604 shares of Class A Common Stock (as defined below) outstanding as of December 31, 2016 based on information provided by the Issuer.

CUSIP No. 124857103	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS NAI Asset Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 280,063
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 280,063

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 280,063
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7% (2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(2) The calculation of the foregoing percentage is based on a total of 37,598,604 shares of Class A Common Stock outstanding as of December 31, 2016 based on information provided by the Issuer.

CUSIP No. 124857103	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS National Amusements, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 29,882,599 *
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 29,882,599 *

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,882,599 *
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 79.5% (3)
12.	TYPE OF REPORTING PERSON (see instructions) CO

* Includes shares owned by NAI Entertainment Holdings LLC and shares owned by NAI Asset Holdings LLC.

(3) The calculation of the foregoing percentage is based on a total of 37,598,604 shares of Class A Common Stock outstanding as of December 31, 2016 based on information provided by the Issuer.

CUSIP No. 124857103	13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Sumner M. Redstone National Amusements Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 29,882,599 *
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 29,882,599 *

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,882,599 *
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 79.5% (4)
12.	TYPE OF REPORTING PERSON (see instructions) OO

* Includes shares owned by NAI Entertainment Holdings LLC, shares owned by NAI Asset Holdings LLC and shares owned by National Amusements, Inc.

(4) The calculation of the foregoing percentage is based on a total of 37,598,604 shares of Class A Common Stock outstanding as of December 31, 2016 based on information provided by the Issuer.

CUSIP No. 124857103	13G	Page 6 of 9 Pages

1.	NAMES OF REPORTING PERSONS Sumner M. Redstone
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 40
	6.	SHARED VOTING POWER 29,882,599*
	7.	SOLE DISPOSITIVE POWER 40
	8.	SHARED DISPOSITIVE POWER 29,882,599*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,882,639*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 79.5% (5)
12.	TYPE OF REPORTING PERSON (see instructions) IN

* Includes shares owned by NAI Entertainment Holdings LLC, shares owned by NAI Asset Holdings LLC and shares owned by National Amusements, Inc.

(5) The calculation of the foregoing percentage is based on a total of 37,598,604 shares of Class A Common Stock outstanding as of December 31, 2016 based on information provided by the Issuer.

The Schedule 13G previously filed by the undersigned with respect to the Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of CBS Corporation (the “Issuer”) is hereby amended as follows:

Item 2.

Item 2(a) is hereby amended and restated in its entirety as follows:

Name of Person Filing:  This Statement is being jointly filed by National Amusements, Inc. (“NAI”), NAI Entertainment Holdings LLC (“NAI EH”), NAI Asset Holdings LLC (“NAI AH”), Sumner M. Redstone National Amusements Trust (the “Trust”) and Sumner M. Redstone.  NAI EH and NAI AH are wholly-owned direct subsidiaries of NAI.  The Trust owns 80% of the stock of NAI. Mr. Redstone has sole control over all actions by the Trust with respect to the shares of NAI stock owned by the Trust.

Item 2(b) is hereby amended and restated in its entirety as follows:

Address of Principal Business Office:  The principal business address of NAI, NAI EH, NAI AH, the Trust and Sumner M. Redstone is 846 University Avenue, Norwood, MA 02062.

Item 2(c) is hereby amended and restated in its entirety as follows:

Citizenship:  The state of incorporation of NAI is Maryland; the state of organization of NAI EH and NAI AH is Delaware; the state of organization of the Trust is Massachusetts; and Mr. Redstone is a citizen of the United States.

Item 4.

Item 4 is hereby amended and restated in its entirety as follows:

(a)  Amount Beneficially Owned:  See responses to Item 9 of each cover page.

(b)  Percent of Class:  See responses to Item 11 of each cover page.

(c)  Number of shares as to which the person has:

(i)  Sole power to vote or to direct the vote:  See responses to Item 5 of each cover page.

(ii)  Shared power to vote or to direct the vote:  See responses to Item 6 of each cover page.

(iii)  Sole power to dispose or to direct the disposition:  See responses to Item 7 of each cover page.

(iv)  Shared power to dispose or direct the disposition:  See responses to Item 8 of each cover page.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2017

/s/ Sumner M. Redstone
Name:	Sumner M. Redstone
Individually

SUMNER M. REDSTONE NATIONAL AMUSEMENTS TRUST

/s/ Sumner M. Redstone
Name:	Sumner M. Redstone
Title:	Trustee

NAI ENTERTAINMENT HOLDINGS LLC

/s/ Tad Jankowski
Name:	Tad Jankowski
Title:	Vice President

NAI ASSET HOLDINGS LLC

/s/ Tad Jankowski
Name:	Tad Jankowski
Title:	Vice President

NATIONAL AMUSEMENTS, INC.

/s/ Tad Jankowski
Name:	Tad Jankowski
Title:	Vice President

Exhibit Index

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

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